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MASTER CONTRACT SERVICES AGREEMENT

BIOVEST INTERNATIONAL, INC.

And

Dated:

MASTER SERVICES AGREEMENT

This Master Services Agreement between BIOVEST International, Inc., a Delaware corporation (“BIOVEST”) and             , (“Client”) (collectively, Biovest and Client are referred to as the “Parties”) governs the relationship of the Parties in connection with one or more projects which the Parties may undertake (“Project”). Each Project will be agreed to by the Parties in a formal Project Work Order on the form attached hereto (“Project Work Order”). Each Project Work Order together with any schedules or exhibits attached or included in the Project Work Order will be governed by and deemed included in this Master Services Agreement. Any conflict between any Project Work Order and this Master Services Agreement will be controlled by this Master Services Agreement.

1.    Project Work Order. By submitting a Project Work Order under this Master Services Agreement, Client may request that BIOVEST undertake a Project for Client. Client and BIOVEST shall exercise their mutual best efforts and good faith to finalize and reach agreement on all terms of Client’s requested Project and the Project Work Order submitted by Client. Upon execution of the Project Work Order by both Client and BIOVEST:

(a) BIOVEST will provide the services described in each Project Work Order in a commercially reasonable manner generally consistent with industry standards. In performing services under each Project Work Order, BIOVEST will exercise its best efforts to follow the applicable FDA guidelines regarding Good Manufacturing Practices (21 CFR Parts 210 & 211), Biologics Guidelines (21 CFR Part 610), Good Laboratory Practice Guidelines (21 CFR Part 58), and Quality System Regulations (21 CFR Part 820) to the extent required for process development and the sub-contract manufacture of research/development materials, diagnostic materials, and/or Phase I and Phase II clinical material. BIOVEST will use commercially reasonable efforts to complete each Project Work Order within the scheduled time as agreed in the Project Work Order and BIOVEST will notify Client of any delays in the proposed start or completion dates.

(b) Client will comply with the Project Work Order and cooperate and facilitate BIOVEST in providing the services required by the Project Work Order in a commercially reasonable manner generally consistent with industry standards.

(c) Client agrees to make all payments required by the Project Work Order and this Master Services Agreement (“Project Costs”) within 30 days of issuance of invoices, unless otherwise indicated in the Project Work Order. Pricing and schedule terms contained in any Project Work Order shall be subject to adjustment at any time prior to acceptance and signature by Client, and all such terms shall expire 30 days after issuance of the Project Work Order.

(d) Client may, from time to time, request changes in or modifications to the Project Work Order (“Change Order”). To be effective and binding on the Parties, all requested Change Orders must be on the Change Order Form attached hereto and must be signed by both BIOVEST and Client.

2.    TERM AND TERMINATION.

(a) This Master Services Agreement will commence on the date hereof and continue until terminated by the Parties. Either Party may terminate this Master Services Agreement at any time upon thirty days written notice (“Termination”). Any question or dispute regarding a Project Work Order commenced before Termination will be governed by and resolved in accordance with this Master Services Agreement notwithstanding such Termination.

(b) A Project Work Order may be terminated (without Terminating this Master Services Agreement) by Client upon written notice of termination and full payment by Client of all sums due and owing BIOVEST, up to the time of termination for Services actually performed and all expenses actually incurred without right of setoff or holdback.

(c) Project Work Order may only be terminated by BIOVEST for good cause which is not reasonably cured within thirty days following written notice specifying in reasonable detail the event of cause. “Event of Cause” shall mean any of the following: (a) breach by Client of the Master Services Agreement or any Project Work Order, (b) failure of Client to make any payment when due, (c) any material unresolved dispute under the Master Services Agreement or any Project Work Order, (d) the impossibility of performance in a reasonable commercial manner or any deficiencies in the Project Work Order or Materials, or (e) the filing of a Petition in Bankruptcy by either Party, or the filing of an Involuntary Petition in Bankruptcy against either Party which is not dismissed within 90 days, an Assignment for the Benefit of Creditors by either Party or the appointment of a Receiver for either Party.

(d) Upon Termination of this Master Services Agreement or a Project Work Order: (a) BIOVEST shall cease performing all services in progress on the Terminated Project Work Order(s) in an orderly manner unless the Parties agree that services in progress should be completed and Client agrees to pay BIOVEST fully for all such services, (b) BIOVEST shall deliver to Client any Materials and data developed through Termination for which the Client has paid BIOVEST, (c) Client shall promptly pay BIOVEST all sums due and owing BIOVEST, up to the Termination for all services actually performed and all expenses actually incurred without setoff or holdback, (d) the Parties shall immediately return to one another any and all Confidential Information and copies thereof which have been exchanged in the performance of this Agreement, and (e) any obligations which by their terms survive the termination or expiration of this Master Services Agreement, including without limitation the applicable confidentiality, publication, warranty and indemnification provisions, shall survive the Termination of this Master Services Agreement.

3.    BIOVEST FACILITY.

BioVest shall perform the services pursuant to this Master Services Agreement as a subcontract manufacturer. BioVest shall follow applicable FDA guidelines regarding Good Manufacturing Practices (21 CFR Parts 210 & 211), Biologics Guidelines (21 CFR Part 610),

Good Laboratory Practice Guidelines (21 CFR Part 58), and Quality System Regulations (21 CFR Part 820) to the extent required for process development and the sub-contract manufacture of research/development materials, diagnostic materials, and/or Phase I and Phase II clinical material. Upon scheduling, Client and its representatives may inspect the BIOVEST facility at any time during normal business hours to verify that the BIOVEST facility satisfies all requirements of Client and of requested Project(s). Further, upon scheduling Client may visit the BIOVEST facility with reasonable frequency and may observe Projects in progress and data retention, discuss BIOVEST services with appropriate officials of BIOVEST and inspect and copy records and data relevant to Client’s Project(s).

4.    CONFIDENTIALITY.

During the term of this Agreement and for five (5) years thereafter (“Confidentiality Period”), both BIOVEST and Client will treat all information regarding the Project, any Project Work Order and all information regarding the technology, systems and business of the other Party (“Confidential Information”) as proprietary and confidential and will not knowingly disclose the same to any person other than Client or its designated representatives.

During the Confidential Period, neither Party shall directly or indirectly publish, disseminate or otherwise disclose, deliver or make available to any person outside its organization any Confidential Information. BIOVEST may disclose the Confidential Information to persons within its organization, including Consultants, who/which have a need to receive such Confidential Information in order to further the purposes of this Agreement and who/which are bound to protect the Confidentiality of such information by written agreement.

Notwithstanding the forgoing, Client shall have the right to publish and disclose matters relating to the Project provided such disclosure does not include any proprietary information regarding BIOVEST or its business, technology or systems and the role of BIOVEST in the Project is properly disclosed and acknowledged.

Client shall not use BIOVEST’s name or the names of BIOVEST’s employees in any advertising or sales promotional material or in any publication without prior consent of BIOVEST. BIOVEST will not use Client’s name or the names of Client’s employees in any advertising or promotional material or in any publication without prior consent of Client.

Not withstanding any other provisions, neither BIOVEST nor Client shall have any liability or obligation, nor be in any way restricted in, its disclosure of or use of any Data which:

•	is already lawfully known to the disclosing Party or,
•	is or becomes publicly known by any means whatsoever, through no wrongful act of either Party, or
•	is received from a third Party without breach of this Agreement, or
•	is disclosed pursuant to an enforceable order of a court of competent jurisdiction; or
•	is independently developed by or for that Party without use of the Confidential Information.
•	is required to be disclosed by law, rule or regulation, including Regulation FD or other disclosure requirements of the federal securities laws.

5.    REPRESENTATIONS AND WARRANTIES

BIOVEST and Client hereby mutually represent, warrant and agree as follows:

(a) All materials required to conduct the Project and complete each Project Work Order, including, without limitation, cell culture materials; including cells, cell banks, media, media supplements, and reagents, and purification materials, including purification columns, resins, reagents and membranes together with all other project materials (“Materials”), will be provided by Client at Client’s expense, or procured by BioVest on Client’s behalf upon terms defined in the applicable Project Work Order. Should Client elect to procure the cell line, media or other Materials from a third-Party vendor, this vendor shall be subject to review and approval by BIOVEST. The undertaking of BIOVEST to perform services under this Master Services Agreement and any Project Work Order agreed to hereunder is a contract for services only.

(b) Prior to delivery to BIOVEST, Client will, at its expense, conduct or cause to be conducted testing of all cell line material, media and related materials to be used in any Project hereunder. This testing shall demonstrate that the materials are sterile, free from mycoplasma contamination (as tested by both direct and indirect assays), and free from viral contaminants. In addition, cell banks will be tested for authenticity. Such testing will be conducted in accordance with generally accepted industry testing standards (21 CFR 610.30 and “Points to Consider for the Characterization of Cell Lines Used to Produce Biologicals”, CBER, FDA, 1993). Client will conduct testing for mycoplasma and viral contaminants at facilities that comply with Good Laboratory Practices, GLP, FDA Guidelines, 21 CFR Part 58. Copies of testing documentation must be completed and forwarded by Client to BIOVEST before the start of any production batch pursuant to any Work Plan.

(c) The cell line material, media and other Materials provided by Client for use in any project conducted hereunder (“Client Materials”) is and shall remain the property and responsibility of Client. Unless otherwise required by the Project Work Order requesting storage of Client Materials or a Biovest Storage Agreement executed by the Parties, Biovest shall have no obligation to store, maintain or retain any Client Materials which remain after completion or termination of a Project. In the absence of a Project Work Order requesting storage or an executed Biovest Storage Agreement, any Client Materials retained in Biovest’s possession shall be at Biovest’s discretion and Biovest shall have no obligation or responsibility as to the manner of storage or the condition of the Client Materials. Upon written request of Client, all Client Materials remaining after completion or termination of a Project will be returned to Client.

(d) The performance of cell lines is difficult to predict. BIOVEST makes no representation or warranty concerning the performance and/or stability of any cell line, unprocessed bulk, and purified bulk material. Biovest shall not be responsible for project failure, delays or inability to attain required product specifications that are caused by instability or poor performance of Client’s cell line material.

(e) Contamination or unexpected failure is unlikely; however, the potential for contamination or unexpected failure does exist in any Project conducted hereunder. BIOVEST makes no representation or warranty regarding contamination or unexpected failure.

(f) BIOVEST makes the following warranty regarding the services to be provided by Biovest under this Agreement: Biovest will perform the services required under this Master Services Agreement and all Project Work Orders agreed to hereunder in a commercially reasonable manner in accordance with Section 1(a) hereof (“BIOVEST Limited Warranty”). The BIOVEST Limited Warranty is in lieu of any and all other warranties, expressed or implied, including warranties of merchantability or fitness for a particular purpose, relating to Projects hereunder, this Master Services Agreement and all services to be performed by BIOVEST for client. BIOVEST shall not be liable to client or any third Party by or through client for any consequential, special, or other damages. The Parties agree that in the event of a breach by BIOVEST of the BIOVEST Limited Warranty BIOVEST’s liability hereunder shall be limited to damages in an amount not to exceed the fee paid or to be paid by the client to BIOVEST in connection with the project.

5.    PROJECT FAILURE.

Unexpected project failure, including contamination (“Project Failure”), is not common, but is possible in any Project. The source or cause of Project Failure is often difficult or impossible to definitively determine. To have an orderly procedure for the allocation of responsibility for Project Failure and an orderly procedure in the event of a Project Failure without a determined cause, the Parties agree as follows:

(a) In the event of Project Failure, Client may, in its discretion, elect to terminate the Project Work Order by paying all amounts due ailure. In such event, the Project Work Order shall be deemed terminated in accordance with tunder the affected Project Work Order up to and including the time of discovery of Project Fhe provisions of Paragraph 2; of this Agreement or

(b) In the event the Work Order is not terminated by Client pursuant subsection (1) above, the Parties shall attempt to determine the cause of the Project Failure. If the Parties do not otherwise mutually agree as to the cause of the Project Failure, BioVest and Client shall jointly conduct an investigation into the cause of the Project Failure (“Investigation”). The Investigation will include such tests deemed necessary by BioVest, in consultation with Client, with the cost of all tests being equally shared by the Parties.

(c) In the event that through an Investigation or otherwise the cause of the Project Failure is determined to the mutual satisfaction of the Parties (the “Cause of Project Failure”), the Party designated herein as being responsible for that cause (the “Responsible Party”) shall bear all costs of re-performing that part of the Project that failed, including the cost of testing (“Re-performing the Failed Project”). In such event, the cost of Re-performing the Failed Project will be based on the Project Cost as specified in the Project Work Order to the extent related to the part of the Project Work Order required to be re-performed. The Responsible Party shall only be required to Re-perform the Failed Project on one occasion. For purposes hereof, the Party responsible for the following causes of failure shall be as follows:

Responsible Party for Specified Cause of Project Failure

Client is Responsible:	Biovest is Responsible:

Performance of the cell line	Contamination of the run

Instability of the cell line from the Client	Instability in the contractor’s master cell bank

Suitable process not attainable	Product does not meet specifications (not contributed to by any item for which Client is responsible)

Non-validated process	Operator error

Faulty precursors to the process as provided by the Client	Failed batches

Client

No assignable cause, act of God	Problems regarding the system control of the program

Contamination of the cell line sent by the Client	Problems resulting from power outages, fire or floor

Contamination of materials, medium, cell line and other materials, provided by Client or where Client specified the material or the vendor of the material.	Contamination of materials, medium, cell line and other materials, provided by Biovest or where Biovest specified the material or the vendor of the material.

(d) In the event that the cause of the Project Failure is not determined to the mutual satisfaction of the Parties, BioVest and Client shall equally share the costs associated with Re-performing the Failed Project. In such event, the cost of Re-performing the Failed Project will be based on the Project Cost as specified in the Project Work Order to the extent related to the part of the Project Work Order required to be re-performed.

7.    INDEMNIFICATION.    Except in a breach of the BIOVEST Limited Warranty, Client shall indemnify and hold harmless BIOVEST, its parents, subsidiaries, and affiliates and their respective officers, directors, employees, and agents from and against any and all expenses (including, but not limited to, reasonable attorney’s fees), damages, judgments, and losses incurred or suffered by any such indemnified Party as a result of or in connection with any claim, demand, or cause of action asserted or brought by a third Party (including, but not limited to, officers, employees, and agents of the Client) for physical injury to or death of persons or physical damage to property arising out of or based upon the Client’s manufacture, sale, or use of any quantity of the products produced pursuant to this Master Services Agreement or any Project Work Order hereunder, or any derivative thereof, whether such manufacture, sale, or use took place prior to conclusion of the Project or thereafter and whether or not such manufacture, sale, or use took place in reliance, in whole or in part, on the Project or any portion thereof.

8.    EXCUSED PERFORMANCE.    Except for payment obligations, neither Party shall be liable or deemed to be in default for any delay or failure in performance under this Agreement or interruption of services resulting directly or indirectly from acts of God, civil or military authority, war, riots, civil disturbances, accidents, fire, earthquakes, flood, strikes, lockouts, labor disturbances, court or governmental order, impossibility of performance due to problems or deficiencies in the Project Work Order or Materials, or any other cause beyond the reasonable control of such Party (“Event of Force Majeure”). Each Party agrees to provide the other with notice upon becoming aware of an Event Of Force Majeure, such notice to contain details of the circumstances giving rise to the Event Of Force Majeure. If a default due to an Event Of Force Majeure shall continue for more than twelve (12) consecutive weeks, then either Party shall be entitled to terminate this Master Services Agreement or Project Work Order which has not been completed in accordance with Section 1.4 hereof. Except for payment obligations, neither Party shall have any liability whatsoever to the other in respect to the termination of this Agreement as a result of an Event of Force Majeure.

9.    MISCELLANEOUS.    (a) Nothing in this Agreement shall be construed as to create any relationship between BIOVEST and Client other than that of independent contracting Parties. Neither Party shall have any right, power or authority to assume, create or incur any expense, liability or obligation, express or implied, on behalf of the other; (b) this Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to any choice of law principle that would dictate the application of the law of another jurisdiction; (c) this Agreement, and the rights and obligations hereunder, may not be assigned or transferred by either Party without the prior written consent of the other Party, which consent shall not unreasonably be withheld. The foregoing notwithstanding, either Party may, without such consent, assign the Agreement and its rights and obligations hereunder to an Affiliate or in connection with the transfer or sale of all or substantially all of its assets related to the division or the subject business, or in the event of its merger or consolidation or change in control or similar transaction. This Agreement shall be binding upon, and inure to the benefit of, each Party, its Affiliates, and its permitted successors and assigns. Each Party shall be responsible for the compliance by its Affiliates with the terms and conditions of this Agreement; (d) this Agreement constitutes the entire agreement of the Parties with regard to the subject matter hereof, and supersedes any and all previous written or oral representations, agreements or understandings between the Parties hereto; (e) this Master Contract Services Agreement, or any Work Plan executed pursuant hereto, may be changed only by a writing signed by authorized representatives of both Parties; (f) any claim or controversy relating to or arising out of this Master Services Agreement or any and all Project Work Order or any matter related to arising thereunder shall be resolved solely and exclusively by binding arbitration, under the auspices of and in accordance with the rules of the American Arbitration Association. Any such arbitration shall be venued in the state and county where the Services are being, or have been performed; (f) no waiver or delay in seeking enforcement by either Party of any breach of any provision thereof shall constitute a waiver of any other breach of that or any other provision hereof; and (g) if any part, term or provision of the Agreement is determined to be invalid or unenforceable, the remainder of the Agreement shall not be affected, and the Agreement shall otherwise remain in full force and effect.

IN WITNESS WHEREOF, the Parties hereto, for good and valuable consideration in hand received, mutually agree to the terms of this Master Services Agreement and express their intent to be bound hereby.

BIOVEST INTERNATIONAL, INC.

By:	Date:
Title:
Signed:

CLIENT

By:	Date:
Title:
Signed: